TANGER FACTORY OUTLET CENTERS, INC.
TANGER PROPERTIES LIMITED PARTNERSHIP
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

June 5, 2015

Mr. Daniel Gordon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Tanger Factory Outlet Centers, Inc.
Form 10-K
Filed February 24, 2015
Form 8-K
Filed February 10, 2015
File No. 001-11986

Tanger Properties Limited Partnership
Form 10-K
Filed February 24, 2015
File No. 333-3526-01
Dear Mr. Gordon:
Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership (collectively, the “Company”) are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 22, 2015.
For your convenience, the Staff's comments are set forth below in bold, followed by the Company's response to each comment.
Form 10-K filed February 24, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your disclosure of commitments related to construction and development activity as of December 31, 2014. Please reconcile the disclosed amounts to your table on page 48 which shows projected total net cost of Foxwoods, Grand Rapids and Southaven of $270.9 million and costs incurred to date of $93.1 million. Based upon this table, it appears that you are expecting to incur approximately $177.8 million in development costs for those three centers alone.

Response:

The purpose of our table on page 48 is to provide information regarding the estimated total net costs associated with our consolidated development projects. The $177.8 million represents an estimate of the projected total net costs remaining to complete the construction and leasing of the outlet centers. The projected total net cost of Foxwoods, Grand Rapids and Southaven includes projected expenditures for land, building, permits, professional services such as engineering and architects fees, tenant allowances, capitalized interest, and other miscellaneous costs. Many of these expenditures listed above are not, or will not, be subject to contracts which are legal binding agreements; thus, as of December 31, 2014, we had entered into legally binding agreements committing us to pay only a portion of these total net costs.

As a result, the disclosure on page 48 differs from our disclosure of commitments on page 52, which is intended to disclose only commitments related to construction and development activity that are enforceable and legally binding, as required under Item 303(a)(5) of Regulation S-K. At December 31, 2014, our legally binding contractual commitments included $54.6 million related to construction contracts and $25.7 million related to tenant improvement allowances associated with executed lease agreements for which the tenant improvements had not been constructed.

Notes to Consolidated Financial Statements

Note 6. Investments in Unconsolidated Real Estate Joint Ventures, page F-28

2. Please provide to us additional details regarding your Savannah joint venture. In this regard, we note that your ownership interest is only 50% yet your equity contribution was significantly higher than that of your joint venture partner.

Response:

Our ownership interest is stated in terms of our legal interest, which is generally based on our voting rights and/or our portion of the proceeds to be received upon a liquidation event after all partner contributions and required returns on those contributions have been paid. Please refer to footnote 1 to the table on page F-28 of our Notes to Consolidated Financial Statements where we state that we expect our economic interest in the joint venture to be greater than our legal interest due to the capital contribution and distribution provisions in the joint venture agreement. Further, please refer to our disclosure on Page F-30 of our Notes to Consolidated Financial Statements under the caption "Savannah, Georgia", where we state that contributions we make in excess of our partner's equity contributions earn a preferred rate of return of 8% from the date the contributions are made until the outlet center's grand opening date, and then 10% annually thereafter.

3. We note your disclosure on page 53 that indicates your joint venture agreements contain provisions by which a partner can force the other partners to either buy or sell their investment in the joint venture. Please describe to us the terms of these put and call options as they relate to each of the individual joint ventures.

Response:

Our joint ventures are generally subject to buy-sell provisions which are customary for joint venture agreements in the real estate industry. Either partner may initiate these provisions (subject to any applicable lock up period), which could result in either the sale of our interest or the use of available cash or additional borrowings to acquire the other party's interest. Under these provisions, one partner sets a price for the property, then the other partner has the option to either (1) purchase their partner's interest based on that price or (2) sell its interest to the other partner based on that price. Since the partner other than the partner who triggers the provision has the option to be the buyer or seller, we don't consider this arrangement to be a mandatory redeemable obligation. In future filings, we will expand our disclosure to include the discussion above.

Form 8-K filed February 10, 2015

Exhibit 99.2

Pro Rata Balance Sheet as of December 31, 2015, page 15

4. We note the Pro Rata Balance Sheet and Pro Rata Statement of Operations included on pages 15 and 16. As the pro rata information appears to include non-GAAP measures, please revise your presentation in future filings to include the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K including identifying the Pro Rata Balance Sheet and Pro Rata Statement of Operations as non-GAAP. Provide us with a draft of the disclosure you intend to include.

Response:

We will revise our presentation in future filings to clearly identify the Pro Rata Balance Sheet and Pro Rata Statement of Operations as non-GAAP within the headings and columns of each statement. We will also provide an introduction that will provide explanatory and cautionary language similar to the example below:

"The following pro rata information is not, and is not intended to be, a presentation in accordance with GAAP. The pro rata balance sheet and income statement data reflect our proportionate economic ownership of each asset in our portfolio that we do not wholly own. These assets may be found in the table above entitled, “Unconsolidated Joint Venture Information.” The amounts shown in the column labeled “Consolidated” were derived from the Company’s consolidated financial statements as filed with the SEC on Form 10-Q or 10-K, as applicable. The amounts in the columns labeled “Prorata” were derived on a property-by-property basis by applying to each financial statement line item the ownership percentage interest used to arrive at our share of net income during the period when applying the equity method of accounting. A similar calculation was performed for the amounts in the columns labeled “Noncontrolling interests” and “Company.”

We provide pro rata balance sheet and income statement information because we believe it assists investors and analysts in estimating our economic interest in our unconsolidated joint ventures when read in conjunction with the Company’s reported results under GAAP. The presentation of pro rata financial statements has limitations as an analytical tool. Some of these limitations include:

•
The amounts shown on the individual line items were derived by applying our overall ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our actual claim to the individual assets and liabilities; and

•	Other companies in our industry may calculate their pro rata interest differently than we do, limiting the usefulness as a comparative measure.

Because of these limitations, the pro rata balance sheet and income statement should not be considered in isolation or as a substitute for our financial statements as reported under GAAP, We compensate for these limitations by relying primarily on our GAAP results and using the pro rata balance sheet and income statement only supplementally.”

5. Further, this presentation may attach undue prominence to the non-GAAP information and may give investors the impression that the non-GAAP information represents a comprehensive basis of accounting. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We respectfully acknowledge the Staff’s comment. We note that Exhibit 99.2, which contained the pro rata balance sheet and income statement as well as other supplemental operating and financial data, was furnished pursuant to Item 7.01 of the Current Report on Form 8-K filed on February 10, 2015 (the “Form 8-K”). The Company believes that Item 7.01 is appropriate because it considers the information contained in Exhibit 99.2 to be supplemental to its reported GAAP financial results and key non-GAAP financial measures (Funds from Operations and Adjusted Funds from Operations) for the year ended December 31, 2014, which were furnished in Exhibit 99.1 pursuant to Item 2.02 of the Form 8-K.

As a result, we respectfully believe that Regulation G, and not Item 10(e)(1)(i) of Regulation S-K, applies to Exhibit 99.2 and the pro rata balance sheet and income statement contained therein. We note that unlike Item 10(e)(1)(i) of Regulation S-K, Regulation G does not contain the “equal or greater prominence” requirement when presenting the most directly comparable GAAP measure, and therefore we believe that Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures does not apply to the pro rata balance sheet and income statement contained in Exhibit 99.2, and that the Company’s presentation of the pro rata balance sheet and income statement, as modified by the proposed additional disclosure contained in our response to Comment 4 above, is appropriate.

The Company acknowledges that in connection with this response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (336) 834-6834.

Best regards,

/s/ Frank C. Marchisello, Jr.

Executive Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.

Vice President and Treasurer
Tanger Properties Limited Partnership